PROVIDENT ENERGY TRUST

Form 51-102F4
BUSINESS ACQUISITION REPORT

Item 1 Identity of Company

1.1 Name and Address of Company

Provident Energy Trust 700, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3

1.2 Executive Officer

For further information contact Thomas Buchanan, Chief Executive Officer of Provident Energy Ltd., by telephone at (403) 296-2232 or by fax at (403) 294-0111.

Item 2 Details of Acquisition

2.1 Nature of Business Acquired

On April 6, 2004, Provident Energy Trust (the "Trust"), Provident Energy Ltd. ("Provident"), Olympia Energy Inc. ("Olympia") and 1101130 Alberta Ltd. (now Accrete Energy Inc.) ("Accrete") entered into an arrangement agreement (the "Arrangement Agreement") providing for the acquisition by the Trust of all of the issued and outstanding common shares of Olympia pursuant to a plan of arrangement (the "Plan of Arrangement"). The Plan of Arrangement was completed on June 1, 2004.

Olympia was a publicly traded junior oil and gas producer listed on the Toronto Stock Exchange (the "TSX") with revenues primarily derived from oil and gas properties in Alberta. Olympia's major production properties were located within Provident's West Central Alberta core area, primarily in the Lochend, Wildcat Hills and Bottrel areas. Olympia also had production in the Suffield Atlee/Buffalo area as well as in Northern Alberta in Little Horse and Moon Creek.

Based on Olympia's reserve report effective January 1, 2004, Olympia's total proved reserves were 11.5 million barrels of oil equivalent ("MMboe") and proved plus probable reserves were 15.2 MMboe (excluding reserves transferred to Accrete under the Plan of Arrangement).

2.2 Date of Acquisition

June 1, 2004

2.3 Consideration

In accordance with the Plan of Arrangement, each share of Olympia was exchanged, at the election of each Olympia shareholder, for either (i) 0.345 of a trust unit of the Trust (the "Trust Units"), representing a value of $3.77 per share of Olympia, based upon the 30 day weighted average trading price of $10.93 for the Trust Units on the TSX; (ii) 0.345 of an exchangeable share of Provident (the "Exchangeable Shares"); or (iii) a combination of Trust Units and Exchangeable Shares. Each Exchangeable Share is exchangeable by the holder for a Trust Unit on the basis of an exchange ratio, initially equal to one, which is adjusted to reflect the Trust's monthly cash distributions. Under the terms of the Plan of Arrangement, the aggregate number of Exchangeable Shares issuable to Olympia shareholders was limited to 1,325,000.

Upon completion of the Plan of Arrangement, an aggregate of 13,385,579 Trust Units and 1,325,000 Exchangeable Shares were issued to the former Olympia shareholders. In lieu of fractional Trust Units or Exchangeable Shares, each former Olympia shareholder otherwise entitled to receive a fractional Trust Unit or Exchangeable Share was paid a cash amount based on the weighted average trading price of the Trust Units on the TSX.

The transaction was valued at approximately $217.6 million, including the assumption of approximately $56.6 million of debt and working capital.

2.4 Effect on Financial Position

Upon completion of the Plan of Arrangement, Provident was amalgamated with Olympia and continued as Provident Energy Ltd. In accordance with the Plan of Arrangement, Olympia transferred certain assets to Accrete prior to the amalgamation with Provident. Following the acquisition of Olympia by Provident, Accrete continued to hold approximately 12,160 acres, the right to farm-in on approximately 9,000 acres and approximately 100 boe/d of production.

Following the completion of the Plan of Arrangement and Provident's concurrent acquisition of Viracocha Energy Ltd. ("Viracocha") Provident has estimated its annual production will be 30,000 boe/d. Based on reserve reports effective January 1, 2004 for each of Olympia and Viracocha, as well as the reserve report for Provident effective January 1, 2004, Provident has estimated that company share (i) proved developed reserves will increase 46% from 35.5 MMboe to 51.7 MMboe, representing a proved developed reserve life index of 4.6 years; (ii) proved reserves will increase 48% from 41.8 MMboe to 62.0 MMboe, representing a proved reserve life index of 5.1 years; and (iii) proved plus probable reserves will increase by 49% from 54.9 MMboe to 81.5 MMboe, representing a proved plus probable reserve life index of 6.4 years.

A summary of the estimated effects of the acquisitions of Olympia and Viracocha on Provident and the information presented in Provident's Statement of Reserves Data and Other Oil and Gas Information on Form 51-101F1 contained in the Trust's annual information form for the year ended December 31, 2003 is included in the material change report of the Trust dated June 14, 2004 and is incorporated by reference herein.

2.5 Prior Valuations

None

2.6 Parties to Transaction

Not applicable

2.7 Date of Report

June 16, 2004

2

Item 3 Financial Statements

The unaudited pro forma consolidated financial statements of the Trust are attached in Schedule A hereto. The audited annual consolidated financial statements of Olympia for the year ended December 31, 2003 are attached in Schedule B hereto. The unaudited consolidate interim financial statements of Olympia for the three month period ended March 31, 2004 are attached in Schedule C hereto.

3

SCHEDULE A
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

COMPILATION REPORT

To the Trustee of
Provident Energy Trust

June 16, 2004

We have read the accompanying unaudited consolidated pro forma balance sheet of Provident Energy Trust (the Trust) as at March 31, 2004 and the unaudited consolidated pro forma statements of operations for the three months then ended and for the year ended December 31, 2003 and have performed the following procedures.

  Compared the figures in the columns captioned "Provident Energy Trust" to the unaudited financial statements of the Trust as at March 31, 2004 and for the three months then ended, and the audited financial statements of the Trust for the year ended December 31, 2003, respectively, and found them to be in agreement.

  Compared the figures in the column captioned "Redwater January 1, 2003 to June 30, 2003" to the unaudited financial statements of the Redwater natural gas liquids processing system, a segment of Williams Energy (Canada) Inc. ( Redwater ) for the period January 1, 2003 to June 30, 2003.

  Compared the amounts in the column captioned Redwater July 1, 2003 to September 29, 2003 to the unaudited financial information of the Redwater natural gas liquids processing system, a segment of Williams Energy (Canada) Inc. ( Redwater ) for the period July 1, 2003 to September 29, 2003 and found them to be agreement.

  Compared the figures in the columns captioned Olympia to the unaudited financial statements of Olympia Energy Inc. as at and for the three months ended March 31, 2004 and the audited financial statements of Olympia Energy Inc. for the year ended December 31, 2003, respectively, and found them to be in agreement.

  Compared the figures in the columns captioned Viracocha to the unaudited financial statements of Viracocha Energy Inc. as at and for the three months ended March 31, 2004 and the audited financial statements of Viracocha Energy Inc. for the year ended December 31, 2003, respectively, and found them to be in agreement.

  Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

(a) the basis for determination of the pro forma adjustments; and
(b) whether the pro forma financial statements comply as to form in all material respects with the Securities Acts of the various Provinces of Canada (the Acts ).

The officials:

(a) described to us the basis for determination of the pro forma adjustments, and

(b) stated that the pro forma statements comply as to form in all material respects with the Acts.

  Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

  Recalculated the application of the Olympia, Viracocha and Redwater pro forma adjustments to the aggregate of the amounts in the columns captioned "Provident Energy Trust , Olympia and Viracocha for the year ended December 31, 2003 and "Redwater" for the periods applicable and found the amounts in the columns captioned Sub-total Redwater January 1 to September 29 , Total Provident , and Combined to be arithmetically correct.

  Recalculated the application of the Olympia and Viracocha pro forma adjustments to the aggregate of the amounts in the columns captioned Provident Energy Trust , Olympia , and Viracocha as at and for the three month period ended March 31, 2004 and found the amounts in the column captioned Combined to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants

Calgary, Alberta

PROVIDENT ENERGY TRUST
CONSOLIDATED PRO FORMA BALANCE SHEET
As at March 31, 2004
Canadian dollars (000s)
(unaudited)

	Provident
	Energy		Olympia		Viracocha
	Trust	Olympia	adjustments	Viracocha	adjustments	Combined
Assets

Current assets
Cash	$ 92	$ 2	$ -	$ -	$ -	$ 94
Accounts receivable	132,280	10,131	-	6,152	2,400	150,963
Investment in High Point Energy Corp.	-	10	-	-	-	10
Petroleum product inventory	14,037	-	-	-	-	14,037
Deferred derivative loss	18,542	-	-	-	-	18,542
Prepaids	5,745	574	-	555	-	6,874

	170,696	10,717	-	6,707	2,400	190,520

Cash reserve for future site reclamation	2,095	-	-	-	-	2,095
Goodwill	102,443	-	102,717	6,484	118,190	329,834
Property, plant and equipment	862,697	153,523	8,829	131,008	(21,101)	1,134,956

	$1,137,931	$164,240	$111,546	$144,199	$99,489	$1,657,405

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 136,284	$ 17,453	$ 3,400	$ 9,881	$ 138	$ 167,156
Bank debt	-	49,194	(49,194)	49,786	(49,786)	-
Capital tax payable	-	-	-	138	(138)	-
Non-hedging derivative instruments	40,586	538	-	-	-	41,124
Cash distribution payable	9,169	-	-	-	-	9,169

	186,039	67,185	(45,794)	59,805	(49,786)	217,449

Long-term debt	178,800	-	49,194	2,976	49,786	280,756
Capital lease obligation	-	-	-	84	-	84
Deferred lease obligation	-	-	-	112	-	112
Asset retirement obligation	33,023	1,834	-	7,763	-	42,620
Future income taxes	44,256	33,797	5,988	14,336	2,005	100,382

Unitholders' Equity
Unitholders' contributions	858,644	-	148,848	-	141,873	1,149,365
Capital stock	-	21,658	(21,658)	52,251	(52,251)	-
Exchangeable shares	17,441	-	14,734	-	14,734	46,909
Convertible debentures	119,377	-	-	-	-	119,377
Contributed surplus	870	1,124	(1,124)	423	(423)	870
Accumulated (loss)/retained earnings	(6,280)	38,642	(38,642)	6,449	(6,449)	(6,280)
Accumulated cash distributions	(279,054)	-	-	-	-	(279,054)
Accumulated interest on convertible debentures	(15,185)	-	-	-	-	(15,185)

	695,813	61,424	102,158	59,123	97,484	1,016,002

	$1,137,931	164,240	$111,546	$144,199	$99,489	$1,657,405

PROVIDENT ENERGY TRUST
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
for the three months ended March 31, 2004
Canadian dollars (000s)
(unaudited)

	Provident
	Energy				Viracocha
	Trust	Olympia	Adjustments	Viracocha	Adjustments	Combined
Revenue
Revenue, net of royalties	$266,647	$15,953	$(3,309)	$12,898	$(1,247)	$ 292,046
					1,104
Realized loss on non-hedging derivative
instruments	(9,656)	-	(73)	-	(1,104)	(10,833)
Unrealized loss on non-hedging derivative
instruments	(22,044)	(538)	-	-	-	(22,582)
Royalties	-	(3,257)	3,257	-	-	-
	234,947	12,158	(125)	12,898	(1,247)	258,631
Expenses
Cost of goods sold	180,536	-	-	-	-	180,536
Production, operating and maintenance	27,548	2,653	-	3,461	(413)	33,249
Transportation	1,234	-	-	-	-	1,234
General and administrative	4,831	801	-	689	-	6,321
Stock-based compensation	-	164	-	-	-	164
Interest on long-term debt	2,144	496	-	625	-	3,265
Amortization of convertible debenture	-	-	-	8	-	8
Depletion, depreciation and accretion	34,449	5,389	370	5,778	(2,206)	43,780
	250,742	9,503	370	10,561	(2,619)	268,557

Income (loss) before taxes	(15,795)	2,655	(495)	2,337	1,372	(9,926)

Capital taxes	1,005	-	795	74	-	1,874
Current taxes	-	795	(795)	-	-	-
Future income tax expense (recovery)	(14,549)	(622)	(176)	498	487	(14,362)

	(13,544)	173	(176)	572	487	(12,488)

Net income (loss) for the period	$(2,251)	$2,482	$(319)	$1,765	$885	$ 2,562

Net income per unit - basic	(0.06)					Nil
Net income per unit - diluted	(0.06)					Nil

PROVIDENT ENERGY TRUST
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
for the year ended December 31, 2003
Canadian dollars (000s)
(unaudited)

				Sub-total
		Redwater	Redwater	Redwater
	Provident	January 1, 2003	July 1, 2003	January 1, 2003
	Energy	to	to	to	Redwater	Total		Olympia		Viracocha
	Trust	June 30, 2003	September 29, 2003	September 29, 2003	adjustments	Provident	Olympia	adjustments	Viracocha	adjustments	Combined
Revenue
Sales	473,571	350,694	143,012	493,706	-	967,277	48,418	-	47,731	(7,227)	1,056,199
Royalties	(72,869)	-	-	-	-	(72,869)	(8,866)	(500)	(9,651)	767	(91,119)
	400,702	350,694	143,012	493,706	-	894,408	39,552	(500)	38,080	(6,460)	965,080

Expenses
Cost of goods sold	153,147	318,734	123,526	442,260	-	595,407	-	-	-	-	595,407
Production, operating and
maintenance	84,040	17,169	11,007	28,176	-	112,216	8,532	-	9,872	(2,102)	128,518
General and administrative	16,670	4,234	1,542	5,776	-	22,446	3,511	786	2,090	-	28,833
Management internalization	18,592	-	-	-	-	18,592	-	-	-	-	18,592
Interest on bank debt	9,733	3,144	1,581	4,725	(3,575)	10,883	1,707	-	1,432	-	14,022
Bad debt expense	-	8,418	-	8,418	-	8,418	-	-	-	-	8,418
Amortization of convertible
debenture	-	-	-	-	-	-	-	-	107	-	107
Depletion, depreciation and
accretion	138,272	3,079	1,540	4,619	2,258	145,149	13,324	1,362	15,377	(2,306)	172,906
	420,454	354,778	139,196	493,974	(1,317)	913,111	27,074	2,148	28,878	(4,408)	966,803

Gain on sale of High Point shares	-	-	-	-	-	-	1,087	-	-	-	1,087

Income (loss) before taxes	(19,752)	(4,084)	3,816	(268)	1,317	(18,703)	13,565	(2,648)	9,202	(2,052)	(636)

Capital taxes	3,332	-	-	-	402	3,734	-	486	344	97	4,661
Current taxes	-	(117)	-	(117)	117	-	458	(458)	-	-	-
Future income tax expense
(recovery)	(56,478)	(1,433)	-	(1,433)	(320)	(58,231)	110	(940)	1,741	(728)	(58,048)

	(53,146)	(1,550)	-	(1,550)	199	(54,497)	568	(912)	2,085	(631)	(53,386)

Net income (loss) for the period	33,394	(2,534)	3,816	1,282	1,118	35,794	12,997	(1,736)	7,117	(1,421)	52,750
Net income per unit - basic	0.38										0.36
Net income per unit - diluted	0.38										0.36

PROVIDENT ENERGY TRUST
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2004
(in thousands of Canadian dollars)

1. Basis of Presentation

The pro forma consolidated financial statements of Provident Energy Trust ("Provident") have been prepared by management to give effect to the purchase of the Redwater natural gas liquids processing system ("Redwater") from Williams Energy (Canada), Inc. and to give effect to the purchase of Viracocha Energy Inc. ( Viracocha ) and Olympia Energy Inc. ( Olympia ) which have been involved in oil and gas exploration, development and production in Canada. The Redwater assets are comprised of the extraction and fractionation assets of the Redwater facility, a liquids gathering system and the Younger plant. These pro forma consolidated financial statements have been prepared for inclusion in the business acquisition reports of Provident.

The March 31, 2004 pro forma consolidated statement of operations has been prepared from:

Provident's unaudited consolidated financial statements as at and for the three months ended March 31, 2004.

Viracocha's unaudited consolidated financial statements as at March 31, 2004 and for the three months then ended with related adjustments.

Olympia s unaudited consolidated financial statements as at March 31, 2004 and for the three months then ended with related adjustments.

The December 31, 2003 pro forma consolidated statement of operations has been prepared from:

Provident's audited consolidated financial statements as at and for the year ended December 31, 2003.

Viracocha's audited consolidated financial statements as at December 31, 2003 and for the year then ended with related adjustments.

Olympia s audited consolidated financial statements as at December 31, 2003 and for the year then ended with related adjustments.

The unaudited financial statements of Redwater for the six months ended June 30, 2003 with related adjustments.

The unaudited records of Redwater for the period July 1, 2003 to September 29, 2003.

In the opinion of the management of Provident, the pro forma consolidated financial statements include all adjustments necessary for fair presentation. The March 31, 2004 pro forma consolidated balance sheet gives effect to the Viracocha and Olympia transactions as if the transactions occurred on March 31, 2004; the March 31, 2004 and December 31, 2003 pro forma consolidated statements of operations gives effect to the transactions as if they occurred on January 1, 2003.

The pro forma consolidated financial statements may not be indicative of the results of operations of the Trust which will be obtained upon completion of the arrangements. In preparing the pro forma consolidated financial statements, no adjustments have been made to reflect any operating or administrative cost savings that may have been achieved prior to the acquisition dates that may result from the operations of the combined assets. The purchase price allocation for Viracocha and Olympia is based on estimates and the actual allocation could vary from these estimates.

The pro forma consolidated financial statements should be read in conjunction with the financial statements, as listed in note 1.

2. Redwater Purchase

On September 30, 2003, Provident acquired Western Canadian midstream assets ( Redwater ) for $298.6 million. The purchase price was financed through $35.8 million of long-term debt, $71.8 million of net proceeds from the issuance of convertible debentures, and $191.1 million in net proceeds from the issuance of 19,205,000 trust units.

Provident allocated the purchase price of Redwater as follows:
Net assets acquired
Petroleum product inventory	$15,413
Property, plant and equipment (includes acquisition costs of $6,763)	283,225
$298,638
The acquisition was financed by:
Long-term debt	$35,768
Issuance of trust units (net of costs $10,582)	191,070
Issuance of convertible debentures (net of costs of $3,200)	71,800
$298,638

3. Acquisition of Viracocha

On April 6, 2004 Provident entered into an agreement to acquire Viracocha for consideration of 12,758,386 Trust units and 1,325,000 exchangeable shares with a fair value of $156.6 million. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:
NET ASSETS ACQUIRED AND LIABILITIES ASSUMED
Goodwill	$124,673
Property, plant and equipment	109,907
Working capital deficiency	(3,311)
Bank debt	(52,762)
Capital lease obligation	(84)
Deferred lease obligation	(112)
Asset retirement obligation	(7,763)
Future income taxes	(16,341)
$154,207
CONSIDERATION
Acquisition costs	$9,000
Option and warrant proceeds	(11,400)
Exchangeable shares	14,734
Trust units issued	141,873
$154,207

4. Acquisition of Olympia

On April 6, 2004 Provident entered into an agreement to acquire Olympia for consideration of 13,385,579 Trust units and 1,325,000 exchangeable shares with a fair value of $163.6 million. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

NET ASSETS ACQUIRED AND LIABILITIES ASSUMED
Goodwill	$102,717
Property, plant and equipment	162,352
Working capital deficiency	(6,736)
Bank debt	(49,194)
Asset retirement obligation	(1,834)
Non-hedging derivative instrument	(538)
Future income taxes	(39,785)
$166,982
CONSIDERATION
Acquisition costs	$8,700
Option and warrant proceeds	(5,300)
Exchangeable shares	14,734
Trust units issued	148,848
$166,982

5. Pro Forma Adjustments and Assumptions

  The pro forma financial statements have been prepared as if Chamaelo Energy Inc. commenced operations on January 1, 2003 and the results of its operations have been eliminated. Accrete Energy Inc. operations were nil for 2003 and 2004. The two companies were spun-out of Viracocha and Olympia prior to acquisition.

  Interest on the cash portion of the acquisitions has been calculated using Provident's weighted average interest rate of 4.4%.

  Short-term debt has been reclassified to long-term debt as Olympia s and Viracocha s debt was replaced by the Trust s syndicated long-term debt.

  Depletion and depreciation has been adjusted to reflect the pro forma value of the oil and gas assets, as if the acquisitions had occurred at the beginning of the period.

  Alberta Royalty Tax Credits have been reduced to reflect the maximum claim allowed under association rules.

  The current taxes on incremental income are assumed to be passed on to the unitholders. The future income tax expense has been adjusted to reflect the impact on earnings of these adjustments at Provident s substantially enacted corporate rate of 35.5%.

  Royalties with respect to Olympia have been reclassified to Revenue, net of royalties to be consistent with Provident's disclosure.

  Realized losses on non-hedging derivative instruments have been reclassified from Revenue, net of royalties to be consistent with Provident's disclosure.

  The pro forma net income per trust unit for the three months ended March 31, 2004 was nil per unit. Net income in the basic per trust unit calculations has been reduced by interest on convertible debentures. The pro forma financial statements were calculated based on 116,834,782 weighted average number of units outstanding during the period. On a diluted basis, net income for the three months ended March 31, 2004 was nil per unit and was calculated using an additional 142,924 trust units for the dilutive effect of the unit option plan. Provident s convertible debentures are not included in the computation of diluted earnings per unit as their effect is anti-dilutive. If all convertible debentures were converted, an additional 11,783,340 trust units would be outstanding for a total of 128,761,046 diluted units outstanding.

The pro forma net income per trust unit for the year ended December 31, 2003 was $0.36 per unit. Net income in the basic per trust unit calculations has been reduced by interest on convertible debentures. The pro forma financial statements was calculated based on 111,762,140 weighted average number of units outstanding during the period. On a diluted basis, net income in the year was $0.36 per unit and was calculated using an additional 50,098 trust units for the dilutive effect of the unit option plan. Provident s convertible debentures are not included in the computation of diluted earnings per unit as their effect is anti-dilutive. If all convertible debentures were converted, an additional 11,454,152 trust units would be outstanding for a total of 123,266,390 diluted units outstanding.

SCHEDULE B

AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
OF OLYMPIA ENERGY INC. AUDITOR'S REPORT

To the Shareholders of Olympia Energy Inc.

We have audited the consolidated balance sheets of Olympia Energy Inc. as at December 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
March 5, 2004	(Signed) PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chartered Accountants

CONSOLIDATED BALANCE SHEETS

As at December 31,	2003	2002

ASSETS	$	$
Current assets
Cash	1,870	313,424
Accounts receivable	8,714,468	7,519,947
Investment in High Point Energy Corp.	10,142	213,745
Inventory	-	180,081
Prepaid expenses	486,307	472,947
	9,212,787	8,700,144
Property and equipment (note 2)	145,894,817	110,307,179
	155,107,604	119,007,323

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	18,003,826	12,480,274
Bank debt (note 3)	43,170,590	30,268,978
	61,174,416	42,749,252
Future site restoration and abandonment	1,464,474	1,135,220
Future income taxes (note 6)	33,241,175	31,151,700
	95,880,065	75,036,172

SHAREHOLDERS' EQUITY
Capital stock (note 4)	22,574,061	20,250,719
Retained earnings	36,653,478	23,720,432
	59,227,539	43,971,151
	155,107,604	119,007,323

Signed on behalf of the Board:

(Signed) Peter Salamon	(Signed) Brian Mellum
Director	Director

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

For the years ended December 31,	2003	2002

REVENUES	$	$
Petroleum and natural gas revenue	48,418,102	34,928,190
Royalties	(8,866,150)	(5,667,562)
	39,551,952	29,260,628

EXPENSES
Production Expenses	8,532,013	7,868,422
General and administrative - net of recoveries	3,511,101	2,838,040
Interest on bank debt	1,706,790	1,745,195
Depletion and depreciation	13,324,357	13,326,258
	27,074,261	25,777,915

Gain on sale of High Point shares	1,087,049	-
Earnings before income taxes	13,564,740	3,482,713
Income tax expense (note 6)
Current	458,119	676,023
Future	109,865	78,151
	567,984	754,174

Net Earnings for the year	12,996,756	2,728,539
Retained earnings - Beginning of year	23,720,432	20,991,893
Excess of assigned value-repurchase of common stock (note 4)	(63,710)	-

Retained earnings - End of Year	36,653,478	23,720,432

Per share information (note 5)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,	2003	2002

CASH PROVIDED BY (USED IN):	$	$
OPERATING ACTIVITIES
Net earnings for the year	12,996,756	2,728,539
Items not affecting cash:
Gain on sale of High Point shares	(1,087,049)	-
Future income taxes	109,865	78,151
Depletion and depreciation	13,324,357	13,326,258
Cash flow from operations	25,343,929	16,132,948
Change in non-cash operating working capital	(2,011,437)	2,304,428
	23,332,492	18,437,376

INVESTING ACTIVITIES
Property and equipment additions	(48,844,994)	(26,218,858)
Proceeds on sale of property and equipment	262,253	7,580,069
Proceeds on sale of High Point shares	1,290,652	-
Change in non-cash investing working capital	6,507,189	249,833
	(40,784,900)	(18,388,856)

FINANCING ACTIVITIES
Issue of capital stock - net	4,316,992	5,864,996
Excess of assigned value - normal course issuer bid	(77,750)	-
Increase (Decrease) in bank debt	12,901,612	(5,683,107)
	17,140,854	181,889
(Decrease) Increase in cash	(311,554)	230,309
Cash Beginning of year	313,424	83,115
Cash End of year	1,870	313,424
Supplemental information
Income tax paid	1,701,860	692,831
Interest paid	1,545,175	1,654,313

Notes to the Consolidated Financial Statements
For the years ended December 31,2003 and 2002

1.  Accounting policies

The Company is engaged in the exploration for and the production of petroleum and natural gas in Western Canada.

These financial statements are prepared in accordance with Canadian generally accepted accounting principles within the framework of the accounting policies described below:

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Olympia Acquisition Inc.

The consolidated financial statements for 2002 include the accounts of the Company and its wholly owned subsidiaries, Olyco Resources Inc. ("Olyco"), acquired in 1999, Olyco Resources II Inc. ("Olyco II") acquired in 2000 and Bridgetown Energy Corporation ("Bridgetown") and Olympia Acquisition Corporation acquired in 2001. All of these corporations except Olympia Acquisition Corporation were formally amalgamated with Olympia Energy Inc. on January 1, 2003.

Revenue Recognition

Revenues associated with sales of crude oil, natural gas and natural gas liquids are recognized when the title passes to the purchaser.

Future Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax is based on the differences between assets and liabilities reported for financial accounting purposes and those reported for income tax purposes.

Future income taxes are calculated by reference to income tax rates and laws that have been enacted and that will be in effect when the differences are expected to reverse.

The effect of future tax assets and liabilities on a change in income tax rates is recognized in the period in which the change occurs.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with a maturity of three months or less when purchased.

Petroleum and Natural Gas Properties

The Company follows the full-cost method of accounting whereby all, costs related to the acquisition, exploration and development of petroleum and natural gas properties, net of government incentives, are capitalized. Such costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling both productive and non-productive wells and related plant and production equipment costs. No carrying costs or corporate costs are capitalized.

Proceeds on disposition of petroleum and natural gas properties are accounted for as a reduction of capitalized costs with no gains or losses recognized unless such disposition results in a change of 20 percent or more in the depletion rate.

Ceiling Test

The net amount at which petroleum and natural gas properties are carried is subject to a cost recovery test (the "ceiling test").

The ceiling test is computed by comparing the ultimate recoverable amount from future net reserves as determined by independent engineers using proved reserves and period end prices, less future removal and site restoration costs, overhead, financing costs and income taxes to the net carrying costs of petroleum and natural gas properties.

Depletion and Depreciation

Depletion and depreciation of petroleum and natural gas properties are computed using the unit-of-production method where the ratio of current year production to proven reserves before royalties as determined by independent engineers in accordance with National Instrument 51-101, determines the proportion of the depletion base to be expensed.

Unproved properties are excluded from the depletion base until it is determined whether proved reserves are attributable to the properties or impairment occurs.

Gas reserves and production are converted to barrels of crude oil on a heat equivalent basis (6:l).

In determining the depletion base, the Company includes total net capitalized costs plus the future costs to be incurred in developing proven reserves as well as the estimated cost of site restoration and abandonment less salvage values and excludes the cost of undeveloped land.

Depreciation on furniture and fixtures is provided over its useful lives using the declining balance method at an annual rate of 25 percent.

Joint Ventures

A significant portion of the Company's exploration and production activities are conducted jointly with others and the financial statements reflect only the Company's proportionate interest in such activities.

Flow-Through Shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future income tax liabilities and share capital are adjusted by the estimated cost of the renounced income tax deductions when the related flow-through expenditures are made.

Stock Based Compensation

In 2002, the Company adopted CICA Handbook section 3870 entitled "Stock Based Compensation and Other Stock Based Payments". It did so by disclosing the pro forma impact on net income and earnings per share by using the fair-value method and not to recognise compensation in the accounts for stock option awards after January 1, 2002.

The consideration paid by employees on the exercise of stock options is credited to share capital.

Future Site Restoration and Abandonment Provision

The provision for future removal and site restoration costs, related to petroleum and natural gas operations, is based on estimates made by the Company and is charged against income on a unit-of-production basis as part of depletion expense. The cumulative amount has been recorded as future site restoration and abandonment provision.

Financial Instruments

The Company uses financial instruments and physical delivery commodity contracts from time to time to protect future earnings and cash flows from the potential impact of fluctuating commodity prices and not for speculative purposes. Gains or losses on these contracts are included in revenues at the time the underlying commodity is sold or when the positions are settled.

Measurement Uncertainty

Amounts recorded for depreciation and depletion, the provision for future site restoration and abandonment costs and amounts used for ceiling test calculations are based on estimates of oil and natural gas reserves. The Company's reserve estimates are reviewed annually by its independent engineering firm. By their nature, these estimates of reserves and future cash flows are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

Per Share Amounts

The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. This method assumes that proceeds received from the exercise of in-the-money stock options and other dilutive instruments are used to purchase common shares at the average market price during the year.

Inventory

Inventory in 2002 comprised surplus equipment for resale and is recorded at the lower of cost or expected net realisable value. During 2003 the majority of these items were either sold or were transferred to petroleum or natural gas properties.

Investment in High Point Resources Inc.

At December 31,2002 the Company owned 812,018 shares which represented 2.1 percent of the outstanding share capital of High Point at that date. This investment is carried at cost. The fair market value at December 31, 2002 was $1,258,629.

During 2003, the Company sold 773,488 of these shares for total gross proceeds of $1,290,651. A gain of $1,087,049 was recorded on the sale based on the average cost of such shares. The Company continues to hold 38,530 shares for resale with a cost of $10,142. The fair market value at December 31, 2003 is $99,407.

2.  Property and equipment

	2003	2002
	$	$
Petroleum and natural gas properties and equipment	204,137,269	155,571,717
Furniture, fixtures and other	1,077,573	1,104,170
	205,214,842	156,675,887

Less: Accumulated depletion and depreciation	(59,320,025)	(46,368,708)
	145,894,817	110,307,179

At December 31, 2003 costs of $7,433,673 (2002 - $10,897,514) with respect to unproved properties have been excluded from costs subject to depletion. No overhead charges have been capitalized to petroleum and natural gas properties.

As at December 31, 2003, the total estimated future site restoration costs to be accrued over the remaining life of the Company's proven reserves were estimated to be $4,495,200. Site restoration expense of $329,254 was accrued for the year ended December 31, 2003. Actual site restoration costs incurred in 2003 were $135,801 (2002 - $10,569).

3.  Bank Debt

	2003	2002
	$	$
Revolving demand bank loan*	43,170,590	30,268,978

*Bank prime rate plus varying rates from 0% to 1% adjusted quarterly and dependent on the Company's debt to cash flow ratio (or at the bankers' acceptance rate plus stamping fee)

In 2002, the Company implemented the Canadian Institute of Chartered Accountants (CICA) Emerging Issues Abstract EIC #122 for the classification of callable debt on the balance sheet. This required that all of the Company's debt be classified as current debt.

The Company's credit facilities included a revolving demand bank loan facility with a credit limit of $50,000,000 (2002 - $40,000,000) together with a non-revolving acquisition/development demand loan facility of $5,000,000 and a treasury risk facility of $500,000.

The terms of the non-revolving acquisition/development demand loan facility specify an interest rate of bank prime plus three quarters of a percent and that monthly payments must be made over the engineering half life of the reserves being financed. No amounts have been drawn against this facility.

The treasury risk facility is repayable as the related contracts mature, and has a maximum term of forty-eight months. No amounts have been drawn against this facility.

Security for these facilities includes a floating charge debenture in the amount of $75,000,000 issued by the Company and a negative pledge and undertaking to provide a fixed charge on the Company's major producing properties.

As at December 31, 2003 and 2002 the Company was in compliance with all the covenants under its bank credit facilities.

4.  Capital stock

Authorized

Unlimited number of Common Shares without nominal or par value

Unlimited number of 6.5 percent Cumulative Non-Voting Preferred Shares

Common Shares: Issued
	2003		2002
	Number of		Number of
	shares	Amount $	shares	Amount $
Balance - December 31	39,174,194	20,250,719	37,406,331	16,575,215
Flow-through shares issued	1,066,666	3,999,998	1,434,363	5,880,888
Normal Course Issuer Bid	(30,000)	(14,040)	-	-
Stock options exercised	700,300	584,996	333,500	351,345
Share issuance costs	-	(167,850)	-	(212,557)
Tax effect of flow-through shares	-	(2,079,762)	-	(2,344,172)
	40,911,160	22,574,061	39,174,194	20,250,719

Stock Options

Pursuant to the terms of the 1996 Incentive Stock Option Plan No. 1 (the "Plan"), the exercise price of each stock option may not be less than the weighted average price of the common shares during the five trading days preceding the date of grant of the option. The stock options may be issued for terms of up to 10 years and may vest over such periods as the Company's board of directors in its discretion may prescribe.

At December 31, 2003, 2,197,700 (2002 1,578,500) options were outstanding of which 603,700 (2002 -981,500) were fully vested at an average exercise price of $2.12 ($1.10 in 2002).

975,333 (2002 - 44,833) options remained available to be granted pursuant to the Plan. An amendment to the plan that added 2,250,000 stock options to the plan was approved by the shareholders of the Company on May 17, 2003.

A summary of the status of the Company's Stock Option Plan as of December 31,2003 and 2002 and changes during the years ending on those dates is:
		2003			2002
			Weighted-			Weighted-
			average			average
			exercise			exercise
Stock Options	Shares		price	Shares		price
			$			$
Outstanding- Beginning of year	1,578,500		1.42	1,454,500		1.13
Granted	1,345,000		2.86	465,000		2.08
Exercised	(700,300)		0.84	(333,500)		1.05
Forfeited	(25,500)		2.55	(7,500)		1.37
Outstanding - End of year	2,197,700		2.48	1,578,500		1.42

The following table summarises information about stock options outstanding at December 31, 2003:

Range of	Number	Weighted-average	Weighted-average
exercise price	outstanding	remaining life	exercise price
$	December 31, 2003	years	($/share)
1.01-1.50	41,700	1.59	1.37
1.51-2.00	668,000	1.77	1.81
2.01-3.00	1,040,000	3.66	2.65
3.01-3.50	448,000	3.06	3.17
	2,197,700	2.94	2.48

The aggregate fair value of the 1,345,000 (2002 - 465,000) stock options granted during the year was computed to be $1,697,640 (2002 - $521,900) or $1.26 (2002 - $1.12) per stock option granted.

The fair value of stock options was determined using the Black-Scholes Option Pricing Model. Pro forma information regarding net income is required and has been determined as if the Company has accounted for its employee stock options granted after December 31, 2001 using the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following assumptions:
	2003	2002
Volatility factor of expected market price	.60	.65
Weighted average risk-free interest rate (%)	3.79	4.17
Dividend yield (%)	-	-
Weighted average expected life of options (years)	3.0	4.0

For purposes of pro forma disclosures, the estimated fair value of options awarded after January 1, 2002 was amortized to expense over the options' vesting periods. Had the amortization been booked to the accounts for the year ended December 31, 2003, earnings would have been reduced by $454,785 (2002 -$172,254) and the basic and diluted earnings per share figures would have been reduced by $0.01 and $0.01 (2002 - $0.005 and $0.004) respectively.

Normal course issuer bids

On January 29, 2003 the Company announced that it had initiated a normal course issuer bid that would allow it to purchase for cancellation up to 3,000,000 common shares. This normal course issuer bid expired on January 28, 2004. A total of 30,000 common shares were purchased in 2003 pursuant to this normal course issuer bid.

On February 9, 2004 the Company announced that it had initiated a normal course issuer bid that would allow it to purchase for cancellation up to 3,000,000 common shares. No common shares have been purchased pursuant to this normal course issuer bid.

Purchases made pursuant to the normal course issuer bid were made on the open market and were subject to securities regulations relative to such transactions which require, among other things, that purchased shares be cancelled and returned to treasury.

Flow-through shares

On December 24, 2003, the company issued 1,066,666 flow-through shares at $3.75 per share. The resource expenditure deductions for income tax purposes relative to the exploratory and development activities funded by this issuance were renounced to the investors in 2003. On December 19, 2002, the company issued 1,434,363 flow-through shares at $4.10 per share. The resource expenditure deductions for income tax purposes relative to the exploratory and development activities funded by this issuance were renounced to the investors in 2002.

5.  Per share information

	2003	2002
	$	$
Net earnings per share	0.33	0.07
Net earnings per share diluted	0.33	0.07
Weighted-average number of shares	39,358,077	37,967,320
Diluted number of shares	39,904,555	38,753,004

	2003	2002
	$	$
Weighted average common shares outstanding - basic	39,358,077	37,967,320
Effect of in-the-money stock options	1,749,700	1,548,500
Estimated common shares purchased	(1,203,222)	(762,816)
Diluted number of shares outstanding	39,904,555	38,753,004

6.  Income taxes

(a) At December 31,2003 the Company has exploration and development expenditures and undepreciated capital costs totalling $50,285,012 (2002 - $34,060,696) which may be carried forward indefinitely to reduce future taxable income. The estimated expenditures are as follows:
$
Cumulative Canadian oil and gas property expense	7,177,446
Cumulative Canadian development expense	15,483,940
Cumulative Canadian exploration expense	3,340,220
Undepreciated capital cost	23,648,879
Other	634,527
50,285,012

(b) The following reconciles the difference between income tax recorded and the expected tax expense obtained by applying the expected tax rate to income before taxes:
	2003	2002
	$	$
Earnings before income taxes	13,564,740	3,482,713
Expected tax at combined federal and provincial statutory rate of	5,526,275	1,471,098
40.74% (2001 - 42.24%)
Crown royalties	2,249,925	1,944,828
Resource allowance	(2,596,540)	(2,094,692)
Alberta Royalty Tax Credit	(203,700)	(193,571)
Tax rate changes on future income taxes	(5,006,035)	(347,100)
Non-taxable portion of capital gain	(221,422)	-
Other	77,498	(158,389)
Large corporations tax	285,983	132,000
Provision for Bridgetown assessment	456,000	-
Tax provision	567,984	754,174

The provision for taxes is comprised of the following:

Large corporations tax	285,983	132,000
Current income tax	172,136	544,023
Future income tax	109,865	78,151
	567,984	754,174

Provision has been made for a proposed reassessment of Bridgetown Energy Corporation tax returns in respect of transactions prior to its acquisition by Olympia Energy Inc. The proposed reassessment will be vigorously defended by the Company and it is premature to speculate on the actual settlement amount.

(c) The following table summarizes the tax effect of temporary differences that give rise to the future income tax liability:
	2003	2002
	$	$
Future income tax liabilities:
Carrying value of capital assets in excess of tax liabilities	33,985,299	31,662,885
Future income tax assets:
Site restoration	507,001	358,615
Share issue costs	237,123	152,570
Other	-	-
	744,124	511,185
Net future income tax liability	33,241,175	31,151,700

7. Financial instruments

The Company's financial instruments recognized on the balance sheets consist of cash, accounts receivable, accounts payable and accrued liabilities and bank debt. The fair value of all financial instruments classified as current assets or current liabilities approximate their carrying amounts due to the short-term maturity of these instruments.

A portion of the Company's accounts receivable are from joint venture partners in the oil and gas industry and are subject to normal industry credit risk. Purchasers of the Company's petroleum and natural gas products are subject to an internal credit review designed to mitigate the risk of non-payment and the carrying value reflects management's assessment of the associated credit risks.

The nature of the Company's operations results in exposure to fluctuations in commodity prices. Periodically, the Company enters into certain contracts to reduce its exposure to such risks.

The Company has a natural gas put option for 4,000 gigajoules (GJs) per day for January through March of 2004 at a strike price of $5.30, a natural gas collared contract for 4,000 GJs per day for February and March 2004 that has a put option price of $5.23 and a call option price of $10.90 and a natural gas collared contract for 6,000 GJs per day for April through October 2004 that has a put option price of $4.50 and a call option price of $6.50.

All of the outstanding contracts are based on the AECO-C monthly price index. Settlement of the contracts at December 31, 2003 would have resulted in a loss of $126,960. No payments have had to be made and no funds have been received to date from the contracts.

SCHEDULE C

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
OF OLYMPIA ENERGY INC.

CONSOLIDATED BALANCE SHEETS

Olympia Energy Inc.
(Unaudited)
(in thousands of dollars)
	March 31,	December 31,
	2004	2003
	$	$
		Restated - note 1
ASSETS

Current assets
Cash	2	2
Accounts receivable	10,131	8,715
Investment in High Point Energy Corp.	10	10
Prepaid expenses	574	486
	10,717	9,213
Property and equipment	153,523	146,919
	164,240	156,132
LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	17,453	18,004
Derivative financial instruments	538	-
Bank debt	49,194	43,170
	67,185	61,174

Asset retirement obligations	1,834	1,777
Future income taxes	33,797	33,488
	102,816	96,439

SHAREHOLDERS' EQUITY

Capital stock	21,658	22,574
Contributed surplus	1,124	959
Retained earnings	38,642	36,160
	61,424	59,693
	164,240	156,132

Subsequent Event (note 5).
See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

Olympia Energy Inc.
(Unaudited)
(in thousands of dollars, except per share amounts)
For the three months ended March 31,	2004	2003
	$	$
		Restated - note 1
Revenue
Petroleum and natural gas revenue	15,953	14,402
Loss in value of derivative financial instruments	(538)	-
Royalties	(3,257)	(2,652)
Production expenses	(2,653)	(1,935)
	9,505	9,815

Expenses
General and administrative, net of recoveries	801	733
Stock-based compensation cost	164	157
Interest on long-term debt	496	372
Depletion, depreciation and accretion	5,389	2,743
	6,850	4,005

Earnings before income taxes	2,655	5,810
Current income taxes	(795)	(1,473)
Future income taxes	622	(866)
Net earnings for the period	2,482	3,471
Retained earnings beginning of period	36,160	23,915
Retained earnings end of period	38,642	27,386

Earnings per share	0.061	0.088
Earnings per share diluted	0.061	0.086
Weighted average number of shares	40,921,506	39,185,018

See accompanying notes to unaudited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Olympia Energy Inc.
(Unaudited)
(in thousands of dollars)
For the three months ended March 31,	2004	2003
	$	$
		Restated - note 1
Cash provided by (used in):
Operating activities
Net earnings for the period	2,482	3,461
Items not affecting cash:
Loss in value of derivative financial instruments	538	-
Stock-based compensation cost	164	174
Future income taxes	(622)	859
Depletion, depreciation and accretion	5,389	2,743
Cash flow from operations	7,951	7,237
Change in non-cash working capital	1,063	(780)
	9,014	6,457

Investing activities
Property and equipment additions	(11,936)	(4,932)
Proceeds on sale of properties	-	29
Change in non-cash working capital	(3,116)	1,261
	(15,052)	(3,642)

Financing activities
Issue of capital stock - net	15	43
Bank indebtedness	6,023	(3,170)
	6,038	(3,127)

Increase/(decrease) in cash	-	(312)
Cash beginning of period	2	313
Cash end of period	2	1
Interest paid	470	372

See accompanying notes to unaudited consolidated financial statements

NOTES TO THE CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

For the three months ended March 31, 2004 and 2003

The unaudited financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada. They follow the same accounting policies and methods of computation as the audited consolidated financial statements for the fiscal year ended December 31, 2003 except as described in Note 1 below. The disclosures included below are incremental to those included with the annual consolidated financial statements. These unaudited financial statements should be read in conjunction with those statements.

1.  Changes in Accounting Policies

(a) Hedging Relationships

During the quarter the Company adopted Accounting Guideline No. 13 as issued by the Canadian Institute of Chartered Accountants. This guideline addresses the conditions necessary for a transaction to qualify for hedge accounting, the formal documentation required to enable the use of hedge accounting and the requirements to assess the effectiveness of hedging relationships. Also, during the quarter, newly amended EIC 128 became effective which requires financial instruments that are not designated as hedges to be recorded at fair value on the balance sheet, with changes in fair value recognized in earnings. The only derivative financial instruments used by the Company currently and in the prior year are commodity price contracts. The adoption of this guideline had the effect of reducing pre tax earnings for the first quarter of 2004 by $538,000.

(b) Full Cost Accounting

During the quarter, the Company also adopted the revised guideline for Full Cost Accounting. The adoption of this guideline did not have a material impact on the Company's financial position or results of operations.

(c) Stock-Based Compensation

During the quarter, the Company adopted the new accounting policies for stock-based compensation that are embodied in revisions to Section 3870 of the Accounting Handbook issued by the Canadian Institute of Chartered Accountants.

The fair value of stock options granted after January 1, 2002 was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following assumptions:
	Three Months	Three Months	Year Ended	Year Ended
	Ended March 31,	Ended	December 31,	December 31,
	2004	March 31, 2003	2003	2002
Volatility factor of expected market
price	-	.64	.60	.65
Weighted average risk-free interest rate
(%)	-	3.55	3.79	4.17
Dividend yield (%)	-	-	-	-
Weighted average expected life of options
(years)	-	3.0	3.0	4.0

Retained earnings as at January 1, 2003 was restated to reflect $281,000 of such compensation expensed in periods prior to that date. Earnings and retained earnings as at December 31, 2003 were restated to reflect $678,000 ($0.02 per share) of such compensation expensed during 2003. Earnings for the first quarter of 2003 were restated to $3,471,000 to reflect $157,000 ($0.004 per share) of such compensation expensed.

(d) Asset Retirement Obligations

During the quarter, the Company adopted the new accounting policies for asset retirement obligations that are embodied in Section 3110 of the Accounting Handbook issued by the Canadian Institute of Chartered Accountants on a retroactive basis.

The consolidated financial statements for prior periods have been restated to reflect the application of such asset retirement obligations.

Retained earnings as at January 1, 2003 was restated and increased to $23,915,000 to reflect an adjustment of $476,000 relating to the implementation of the requirements of Section 3110. In addition, property and equipment was increased by $939,000, the future income tax liability was increased by $252,000, the provision for site restoration of $1,135,000 was eliminated and the asset retirement obligation was set up at $1,346,000. Earnings and retained earnings as at December 31, 2003 were restated to reflect a further adjustment of $11,000 increasing depletion and accretion on asset retirement obligations during 2003. Earnings for the first quarter of 2003 were restated to reflect a reduction of depletion and accretion of $(5,000) ($(0.00) per share) on asset retirement obligations during the first quarter of 2003.

2. Share Capital

Issued and outstanding
Common Shares	March 31, 2004
	Number of Shares	Amounts
Balance, January 1, 2004	40,911,160	22,574,061
Issued upon exercise of stock options		28,485
Share issuance expenses		(8,373)
Tax effect of flow-through shares	-	(935,822)
Balance, end of period	39,398,094	21,658,351
Weighted average number of shares - basic	40,921,506
- diluted	40,990,402

Issuer Bids

On February 9, 2004 the Company announced that it would undertake a normal course issuer bid allowing the purchase for cancellation of up to 3,000,000 common shares.

This bid terminates on February 10, 2005.

No shares were purchased in 2004.

		Weighted Average
Stock Options	Shares	Exercise Price
Outstanding beginning of period	2,197,700	2.48
Granted	-	-
Cancelled	(52,000)	2.80
Exercised	(15,500)	1.84
Outstanding end of period	2,130,200	2.47

The following table summarizes information about stock options outstanding at March 31, 2004:

		Weighted
		Average
		Remaining	Weighted	Number	Weighted
	Options	Contractual	Average	Exercisable	Average Exercise
Grant Price	Outstanding	Life	Price	(Vested)	Price (Vested)
$1.01 - $2.00	694,200	1.504	$1.7852	608,700	$1.7733
$2.01 - $2.83	1,000,000	3.403	$2.6473	95,000	$2.3236
$2.84 - $3.17	436,000	2.811	$3.17	179,200	$3.17
Totals	2,130,200	2.663	$2.4734	882,900	$2.116

That information has been determined as if the Company has accounted for its employee stock options granted beginning January 1, 2002 using the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following assumptions:
	2003 Grants	2002 Grants
Volatility factor of expected market price	.60	.65
Weighted average risk-free interest rate (%)	3.35	3.97
Dividend yield (%)	-	-
Weighted average expected life of options (years)	3.0	4.0

The following table reconciles the common shares used in calculating net earnings per common share:
	Three months ended March 31,
	2004	2003
Weighted average common shares outstanding - basic	40,921,506	39,185,018
Effect of dilutive stock options	68,896	701,000
Weighted average common shares outstanding - diluted	40,990,402	39,886,729

3.  Commodity Price Risk Management Program

The nature of the Company's operations results in exposure to fluctuating commodity prices. The Company may enter into certain contracts to reduce its exposure to such risks from time to time to support planned capital expenditures.

The following financial instruments were in place at March 31, 2004:

	Notional
Natural Gas	Volumes
Contracts	GJ/Day	Physical/Financial	Term	Price $/GJ
AECO Collar	6,000	Financial	April 2004 / October	4.50 - 6.50
			2004

4.  Contingencies

There have been no material changes in the existence, likelihood or amount of contingencies from the preceding annual financial statements.

5.  Subsequent Event

On April 6, 2004, the Company announced that it had reached an agreement, subject to shareholder and regulatory approval, to enter into a plan of arrangement with Provident Energy Trust. Under such arrangement, Provident Energy Trust will acquire all of the shares of the Company at an exchange rate of 0.345 Provident Energy Trust unit plus 0.1 share in a new exploration company to be formed for each Company share tendered. Shareholders are expected to approve the transaction at their annual and special general meeting that will take place on May 27, 2004. Closing is expected to follow shortly thereafter.